

August 16, 2013

Clair E. Pagnano, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

Re: Stone Ridge Reinsurance Risk Premium Interval Fund (File Nos. (333-190021, 811-22870)

Dear Ms. Pagnano:

We have reviewed the registration statement on Form N-2 of the Stone Ridge Reinsurance Risk Premium Interval Fund ("Fund"), which was filed on July 18, 2013. The registration statement was filed to register common stock for a continuous offering pursuant to Rule 415 under the Securities Act of 1933. We have used the captions and page numbers of the registration statement to identify the sections of the registration statement to which our comments refer. You also should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

General

1. We note that substantial portions of the registration statement are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

3. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Prospectus

<u>Front Cover</u>

1. Please present the following bullets and two flush paragraphs in bold and in a larger font immediately following the paragraph title "Investment Adviser."

- You will not have access to the money you invest for an extended period of time.

- You will not be able to sell your shares regardless of how we perform.

- Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

- We do not intend to list our shares on any securities exchange and we do not expect a secondary market in our shares to develop.

- We have implemented a share repurchase program, but the Fund is required to repurchase only 5% of its outstanding shares per quarter.

- Our distributions may be funded from the proceeds of this offering or borrowings, which may constitute a return of capital to you and would reduce the amount of capital available to the Fund for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

- Our distributions may also be funded from the waiver or payment of certain expenses by our Adviser that will be subject to repayment in the future. The repayment of any amounts owed to the Adviser will reduce the future distributions to which you would otherwise be entitled.

The Fund will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

An investment in the Fund's common stock should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment. <u>See</u> "Special Risk Considerations," beginning on page 6, to read about the risks you should consider before buying shares of our common stock, including the risk of leverage.

2. The last sentence in the paragraph, "Investment Strategy," states: "It is expected that a significant portion of the Fund's portfolio will be invested in high yield, high risk debt securities (commonly referred to as "junk bonds")." We note, however, that, as stated in the second paragraph under "Special Risk Considerations" on page 6, the "reinsurance-related securities" in which the Fund will invest at least 80% of its assets are generally rated below investment grade. Please revise this statement to make clear that the Fund's investment strategy is to invest primarily in securities that are rated below investment grade.

The Offering, page 4

1. The disclosure states:

> Once the Initial Cap is met, the Fund will close to new investors. The close is expected to be a "hard close" and only the reinvestment of dividends will be permitted until further notice.

The term "hard close" is jargon.   Please state clearly whether, once the Fund is closed, existing investors may continue to invest.

2. The disclosure states that "a significant portion of the Funds will be made available for investment on a priority basis to a group of investors (the "Consortium") who have entered into an arrangement with the Adviser." Please disclose, where appropriate, the nature of this arrangement and identify the members of the "Consortium." Please confirm that this "priority" relates only to the availability of securities, where, for example, the offering is oversubscribed, but that there are no other priorities in terms of, for example, offering price, dividends, or liquidation preference.

Investment Objectives and Policies, page 5

1. The second paragraph states that both a "significant" and a "substantial portion" of the Fund's portfolio will be invested in high yield, high risk debt securities. Please revise these statements, and similar ones throughout the body of the prospectus, to make clear that the Fund will invest primarily in securities that are, or would be, rated below investment grade.

2. The disclosure, on page 5, states that "the Fund may gain indirect exposure to event-linked bonds using derivatives." If the Fund's investments in derivatives will be included in determining satisfaction of the 80% test, please confirm that they will be included based on based on their market value, rather than their notional value. Please also identify specifically all of the derivatives in which the Fund intends to invest. In this regard, please consider the staff's observations about derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan,

Clair E. Pagnano, Esq.
August 16, 2013
Page 4

General Counsel, Investment Company Institute dated July 30, 2010. Specifically, as stated in this letter, "the disclosure concerning the principal risks of the fund should…be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions."

Quota Shares, page 7

Please disclose whether the Fund's maximum loss on its investments in quota shares can ever exceed the amounts invested.

Risk-Modeling Risk, page 7

The disclosure states that the adviser will "consider risk models created by independent third parties" in selecting the Fund's investments. Please clarify the meaning of the term, "consider." To what extent, and for what purpose, will the Fund "consider" such risk models? In particular, will the Adviser consider such risk models with respect to every investment it makes for the Fund?

Derivative Investments Risk, page 8

The disclosure states that, if the Fund invests in an event-linked swap and a "trigger event" occurs, the Fund may lose the swap's notional amount." Please disclose, where appropriate, that the Fund may only enter into derivative investments that would otherwise be senior securities, such as event-linked swaps, to the extent that it sets aside, and marks to market daily, liquid securities equal to the Fund's potential exposure under the instruments, as required by Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies" (April 18,1979), as modified by "Dreyfus Strategic Investing & Dreyfus Strategic Income" (June 22, 1987) and "Merrill Lynch Asset Management, L.P." (July 2, 1996). In addition, if the Fund's exposure from a derivative, such as an event-linked swap, is potentially its notional amount, please disclose that it will set aside that amount.

Below Investment Grade Bonds Risk, page 9

Please disclose the lowest rated bonds in which the Fund may invest or disclose that there is no minimum rating on the bonds in which the Fund may invest.

Credit Risk, page 9

Please inform us whether the Fund will invest in SPVs that rely on either of the exceptions from the definition of an investment company set forth in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.

Foreign Investing Risk, page 9

Please disclose the extent to which the Fund anticipates that it will invest in reinsurance-related securities issued by foreign sovereigns and entities, including those of emerging market countries. Please also disclose whether there is any limit on the Fund's ability to make such investments.

Summary of Fund Expenses, page 11

1. The heading to the fee table should be revised as follows: "As a percentage of *average* net assets attributable to the Shares."

2. Disclosure throughout the prospectus indicates that the Fund intends to borrow for leveraging within its first twelve months. If so, please add a footnote to the revised heading that provides, in substance, the following information:

> (1) Amount assumes that the Fund sells $__ million worth of shares of common stock during the Fund's first twelve months, that the Fund's net offering proceeds from such sales equal $___ million, that the Fund's average net assets during such period equal one-half of the net offering proceeds, or $___ million, and that the Fund borrows an amount equal to __% of its average net assets during such period, or $____ million. Actual expenses will depend on the number of shares the Fund sells in this offering and the amount of leverage it employs. For example, if the Fund were to raise proceeds significantly less than this amount over the following twelve months, expenses as a percentage of average net assets would be significantly higher. There can be no assurance that the Fund will sell $____ million worth of common stock during the following twelve months.

3. Please explain to us the assumption about the amount of shares expected to be sold in the Fund's first twelve months upon which the amount of average net assets is based.

4. If the Fund may borrow for leveraging within its first twelve months, please add an "Interest Expense" caption under "Annual Fund Operating Expenses" with an estimate of the interest costs that the Fund anticipates it may incur in its first year.

5. If an "Interest Expense" caption is added to the fee table, please also add a footnote to the caption that provides, in substance, the following information:

> (#) The Fund may borrow to make investments and the costs associated with such borrowing will be borne by the Fund's investors. The figure in the table assumes that the Fund borrows for investment purposes an amount equal to __% of its average net assets (including such borrowed funds) during its first twelve months and that the annual interest rate on the amount borrowed will be __%.

6. Please add a footnote to the "Management Fees" caption under "Annual Fund Operating Expenses" that provides, in substance, the following information:

> (#) the Fund's management fees will be payable quarterly in arrears, and will be calculated at an annual rate of ___% of its average total gross assets, which are assumed to equal ___% of the Fund's average net assets as described in Note (1) above. The figure in the fee table is calculated on the basis of the Fund's average net assets over the following twelve months and illustrates the fact that, to the extent that the Fund borrows to leverage, investors will pay higher fees. The management fees shown in the table are higher than the contractual rate of the management contract because the management fees in the table are required to be calculated as a percentage of the Fund's average net assets, rather than its average total assets.

7. We are requiring that the expense limitation agreement be amended by adding an additional condition that must be satisfied in order for the Fund to have a reimbursement obligation to the Adviser. The substance of this amendment is set for below. Additional disclosure should also be included in the current note 4 to the fee table that describes the substance of this amendment.

> The Fund will not reimburse the Adviser for amounts waived or paid for operating expenses if the weighted average annual distribution rate (distributions per share divided by the weighted average offering public price) of the distributions paid by Fund during such calendar quarter is less than the weighted average annual distribution rate during the calendar quarter in which the Adviser waived the amounts or paid the operating expenses to which such reimbursement relates.

8. Please provide us with a representation that any post-effective amendments to the registration statement will provide, in this section, a tabular presentation of: (1) the expense waiver or reimbursement payments made by the Adviser in each of the previous quarters; (2) the Fund's operating expense ratio as of the date on which the Fund's reimbursement obligation was incurred; (3) the annualized distribution rate as of the date on which the expense obligation was incurred; and (4) the date until which the Fund's repayment obligation exists.

9. Please file a copy of the expense limitation agreement as an exhibit.

10. Disclosure throughout the prospectus indicates that the Fund may invest in "other investment companies." If the expenses incurred indirectly by the Fund as a result of its investments in other investment companies, including temporary cash transfers to money market funds, may exceed 0.01 percent (one basis point) of average net assets, please add the caption, "Acquired Fund Fees and Expenses," to the fee table immediately above the caption, "total Annual Expenses." If these expenses are not expected to exceed one basis point, please confirm that these amounts are included in the calculation of "Other Expenses." See Instruction 10.a. to Item 3 of Form N-2.

General composition of the Fund, page 12

The penultimate sentence in the second paragraph on page 13, states that, in the case of event-linked bonds, "[i]nterest typically accrues and is paid on a quarterly basis." This statement appears to be inconsistent with the first sentence of the same paragraph, which states that "[e]vent-linked bonds are variable rate debt securities for which the…payment of interest [is] contingent on the non-occurrence of a specified trigger event…." Please clarify whether the interest accruals on event-linked bonds are currently payable.

Short-Term Trading, page 18

The disclosure states that "[a]t times, the Fund may engage in short-term trading, usually with respect to certain derivatives instruments on the Fund's portfolio holdings," but raises the possibility that the Fund may engage "in a lot of short-term trading." In addition, the disclosure, on page 25 of the statement of additional information, states: "Portfolio turnover will not be a limiting factor should the Adviser deem it advisable to purchase or sell securities." If high portfolio turnover is a risk of investing in the Fund, please disclose this risk in the Prospectus Summary and also disclose the Fund's anticipated portfolio turnover.

Statement of Additional Information

Longevity and Mortality Bonds, page 4.

We note that there is no mention in the prospectus of the Fund's intention to invest in "longevity" and/or "mortality" bonds. Please inform us about the extent to which the Fund may invest in longevity and/or mortality bonds.

Investment Restrictions, page 25

1. The Fund's concentration policy states that the Fund "may not invest more than 25% of its net assets in a particular industry or group of industries (other than securities issued

or guaranteed by the U.S. government or its agencies or instrumentalities)." We note that this policy may be more restrictive than is required by the Instruction to Item 8.2(b) of Form N-2, which states: "Concentration…is deemed 25% or more of the value of the Registrant's total assets invested or proposed to be invested in a particular industry or group of industries."

2. Please revise the footnote, which begins on page 25, to address the restrictions on the issuance of senior securities applicable to closed-end funds.

3. The disclosure, on page 26, states:

> For purposes of construing restriction (4), a large economic or market sector shall not be construed as a single industry or group of industries. As discussed in the Fund's prospectus and this SAI, the Fund may invest more than 25% of its total assets in a single market sector, specifically, the financial services sector. Issuers of event-linked bonds are generally classified as belonging to the financial services sector.

Contrary to the second sentence of the statement, there does not appear to be any discussion in the prospectus or the SAI about the Fund's intention to invest "more than 25% of its total assets in…the financial services sector." Please add, where appropriate, a thorough discussion of how the financial services sector differs from "a particular industry or group of industries" within that sector.

4. Please explain the meaning and purpose of the following statement on page 26: "In determining whether a transaction is permitted under the 1940 Act, restriction (1) above will not be construed to prohibit any transaction that is permitted under the 1940 Act, as interpreted or modified, or as otherwise permitted by regulatory authority having jurisdiction from time to time."

5. Please confirm that the Fund will conduct its repurchase offers in accordance with the requirements of Rule 23c-3 under the Investment Company Act. Please also confirm that any offer to repurchase shares will be conducted solely through tender offer materials mailed to each shareholder.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing and in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Please respond to all comments in the form of separate EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina DiAngelo Fettig at 202-551-6963 or fettigc@sec.gov.

/s/ James E. O'Connor   /s/ Christina DiAngelo Fettig

James E. O'Connor   Christina DiAngelo Fettig
Senior Counsel   Senior Staff Accountant